Monthly Report - December, 2021

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        1,561,825       14,300,989
Change in unrealized gain (loss) on open          (3,335,112)      (3,461,564)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0            (785)
      obligations
   Change in unrealized gain (loss) from U.S.        (10,939)          (8,731)
      Treasury obligations
Interest Income (Expense)		                3,214           25,784
Foreign exchange gain (loss) on margin deposits       (9,596)        (353,499)
				                 ------------    -------------
Total: Income 				          (1,790,608)       10,502,194

Expenses:
   Brokerage commissions 		              354,943        4,495,881
   Management fee 			               38,778          498,571
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                4,410           27,044
   Administrative expense 	       	               28,745          818,139
					         ------------    -------------
Total: Expenses 		                      426,876        5,839,635
Net Income(Loss)			   $      (2,217,484)        4,662,559
for December, 2021

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (83,923.111    $     3,055,156    102,063,781    105,118,937
units) at November 30, 2021
Addition of 		 	              0         77,177         77,177
46.476 units on December 1, 2021
Redemption of 		 	      (500,000)      (353,287)      (853,287)
(760.698) units on  December 31, 2021*
Net Income (Loss)               $      (55,228)    (2,162,256)    (2,217,484)
for December, 2021
         			   -------------   -------------   -----------


Net Asset Value at December 31, 2021
(83,240.840 units inclusive
of 31.951 additional units) 	      2,499,928     99,625,415    102,125,343
				  =============  ============= ==============


		GLOBAL MACRO TRUST December 2021 UPDATE
                      Year to Date     Net Asset
Series	  December ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (2.24)% 	     2.28%  $  1,072.97	   64,950.156 $    69,689,766
Series 3    (1.95)% 	     6.23%  $  1,677.28	   10,514.052 $    17,635,045
Series 4    (1.81)% 	     8.10%  $  2,231.29	    3,881.484 $     8,660,732
Series 5    (2.01)% 	     5.43%  $  1,576.27	    3,895.148 $     6,139,800

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 31st Floor
			      New York, NY   10036



					January 18, 2022
Dear Investor:

Losses from trading interest rate futures outpaced small gains from trading equity, energy and metal futures. Trading of soft and agricultural commodity futures was marginally unprofitable as well, while trading of foreign exchange forwards was nearly flat.

During the month, market participants struggled to price in the anticipated speed and aggressiveness of major central banks' shifts to tighter policies in response to actual and expected inflation; the surprise post-Thanksgiving emergence of the Omicron strain of COVID-19; Senator Manchin's unexpected "NO" on the Biden Build Back Better legislation; persistent supply chain difficulties and labor market shortages; and the Chinese growth slowdown. Expanding geopolitical conflicts involving the U.S., China, Russia and Iran also clouded the outlook.

Interest rates remained volatile in response to conflicting forces. On the one hand, concerns about growth, particularly in the wake of the Omicron variant and China's slowdown, pressured rates lower. On the other hand, a more aggressive than expected withdrawal of accommodation by central banks, especially by the Fed and Bank of England, and fewer worries late in the month about the Omicron variant causing lockdowns and/or movement restrictions pushed rates higher. On balance, long positions in German, French, Italian, British, Japanese, and U.S. long bond interest rate futures were unprofitable. On the other hand, long futures positions in Canadian bonds and U.S. 5-year notes, short futures positions in U.S. 10-year notes and Eurodollars, and trading of Australian interest rate futures generated partially offsetting profits.

While equities started the month on a weak note, massive liquidity, negative real yields, and strong actual and expected earnings growth underpinned the bull case for stocks. Long positions in U.S., Canadian, European, British, Australian, Taiwanese and EAFE equity index futures were profitable, despite some profit taking at year end. Short positions in Hong Kong and Indian equity futures also registered gains. On the other hand, trading of Japanese, Korean, German, Brazilian and the MSCI emerging markets index futures posted partially offsetting losses.

The surprise emergence of the Omicron variant of COVID-19, the Chinese growth slowdown, and Senator Manchin's blockage of Build Back Better caused energy prices to collapse and Brent crude, which had reached $86/barrel in late November, traded below $70/barrel in December. Then, as those growth worries moderated and as U.S. crude inventories fell sharply for five weeks in a row, energy prices rebounded and Brent crude climbed back to close the month near $78/barrel. Overall, energy trading was slightly positive as gains from a short U.S. natural gas position, from long heating oil and RBOB gasoline trades, and from trading carbon emissions outdistanced the losses from short Brent crude and London gas oil trades.

Metal prices were volatile in December and profits from long gold, platinum, zinc and nickel positions and from trading of silver marginally outpaced losses from trading copper.

While the dollar continued to hover near its 2021 high reached just before Thanksgiving, it did slip back somewhat in volatile trading during December and currency trading was mixed and nearly flat. Long U.S. dollar trades against the Canadian, Brazilian, Indian, Russian and a few other currencies were unprofitable. Elsewhere, a short dollar/long Mexican peso position, long dollar trades versus the Swiss and Swedish currencies, and trading the euro against several currencies produced largely offsetting profits.

Soybean futures prices rose to the highest level since late August on expectations of lower supply in Argentina and higher demand, especially from China. Corn futures prices traded at 5-month highs due to global supply disruptions resulting from renewed COVID lockdowns, dry weather in South America and surging global fertilizer prices. In addition, solid demand from Asian purchasers, especially South Korea and China, and firm demand for corn-based ethanol supported corn prices. Consequently, losses from short soybean, soybean oil and corn positions marginally outdistanced the gain from a long soybean meal trade. A short sugar trade was marginally unprofitable.



  				 Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman